SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30593; 812-14150]

FlexShares Trust, et al.; Notice of Application

July 9, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application to amend prior orders[1] under section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and

22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) of the Act for

an exemption from sections 12(d)(1)(A) and (B) of the Act ("Prior Orders").

Summary of Application: Applicants seek to amend the Prior Orders to permit the Funds (as

defined in the applications for the Prior Orders) to issue Shares in less than Creation Unit size to

investors participating in the Distribution Reinvestment Program (as defined below).

Applicants: FlexShares Trust (the "Trust"), Northern Trust Investments, Inc. (the "Adviser"),

and Foreside Fund Services, LLC ("Foreside").

Filing Dates: The application was filed on April 12, 2013, and amended on July 3, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 5, 2013 and

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[1]   Northern Trust Investments, Inc., Investment Company Act Release Nos. 29752 (Aug. 10, 2011) (notice) and 29782 (Sept. 6, 2011) (order); Northern Trust Investments, Inc., Investment Company Act Release Nos. 30045 (Apr. 24, 2012) (notice) and 30068 (May 22, 2012) (order); Northern Trust Investments, Inc., Investment Company Act Release Nos. 30211 (Sept. 24, 2012) (notice) and (30240 (Oct. 23, 2012) (order). All capitalized terms not otherwise defined in the application have the meanings ascribed to them in the applications for the Prior Orders (the "Prior Applications").

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, Trust and Adviser, c/o Peter K. Ewing, 50 S. LaSalle Street, Chicago, IL 60603, Foreside, Three Canal Plaza, Suite 100, Portland, ME 04101.

For Further Information Contact: Marilyn Mann, Special Counsel, at (202) 551-6813 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered under the Act as an open-end management investment company with multiple series and organized as a Maryland statutory trust. The Adviser is an Illinois state banking corporation that is registered under the Investment Advisers Act of 1940 and serves as investment adviser to the 13 series of the Trust ("Existing Funds"), all of which rely on one of the Prior Orders. The distributor for the Existing Funds is Foreside, a Delaware limited liability company. Applicants request relief for the Existing Funds and for any additional Funds, as defined in the Prior Applications.

2.   The Prior Applications stated that the Funds would not make the DTC book-entry

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dividend reinvestment service available for use by Beneficial Owners for reinvestment of their

cash proceeds. The Prior Applications also stated that "[b]rokers may, however, offer a dividend

reinvestment service which uses dividends to purchase Shares on the secondary market at market

value." In addition, the Prior Applications included several representations and a condition

noting that Shares could be acquired from the Funds and the Funds would issue Shares in

Creation Units only. The applicants seek an order amending the Prior Orders ("Amended

Order") so that the representations and condition A.2 specifically permit the Funds to operate the

"Distribution Reinvestment Program," as described below.[2]

3.   The Trust will make the DTC book-entry Dividend Reinvestment Service ("DTC

Dividend Reinvestment Service") available for use by the beneficial owners of Shares

("Beneficial Owners") through DTC Participants for reinvestment of their cash dividends.[3] DTC

Participants whose customers participate in the program will have the distributions of their

customers automatically reinvested in additional whole Shares issued by the applicable Fund at

NAV per Share. Shares will be issued at NAV under the DTC Dividend Reinvestment Service

regardless of whether the Shares are trading in the secondary market at a premium or discount to

NAV as of the time NAV is calculated. Thus, Shares may be purchased through the DTC

Dividend Reinvestment Service at prices that are higher (or lower) than the contemporaneous

secondary market trading price. Applicants state that the DTC Dividend Reinvestment Service

differs from dividend reinvestment services offered by broker-dealers in two ways. First, in

dividend reinvestment programs typically offered by broker-dealers, the additional shares are

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[2]   All entities that currently intend to rely on the Amended Order are named as applicants. Any other entity
         that relies on the Amended Order in the future will comply with the terms and conditions of the application.

[3]   Some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service. Beneficial
         Owners will be encouraged to contact their broker to ascertain the availability of the DTC Dividend
         Reinvestment Service through such broker.

purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion. Shares purchased through the DTC Dividend Reinvestment Service are purchased directly from the fund on the date of the distribution at the NAV per share on such date. Second, in dividend reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Applicants state that brokers typically do not charge customers any fees for reinvesting distributions through the DTC Dividend Reinvestment Service.

4.   Applicants state that the DTC Dividend Reinvestment Service will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Dividend Reinvestment Service is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend Reinvestment Service, it offers its customers the option to participate. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Dividend Reinvestment Service and the consequences of participation. This disclosure will include a clear and concise explanation that under the Distribution Reinvestment Program, Shares will be issued at NAV, which could result in such Shares being acquired at a price higher or lower than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). Brokers providing the DTC Dividend Reinvestment Service to their customers will determine whether to charge Beneficial Owners a fee for this service. Applicants represent that brokers typically do not charge a fee for the DTC Dividend Reinvestment Service.

5.   The Prospectus will make clear to Beneficial Owners that the Distribution

Reinvestment Program is optional and that its availability is determined by their broker, at its

own discretion. Broker-dealers are not required to utilize the DTC Dividend Reinvestment

Service, and may instead offer a dividend reinvestment program under which Shares are

purchased in the secondary market at current market prices or no dividend reinvestment program

at all.

Applicants' Legal Analysis:

1.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act.

2.   Applicants seek to amend the Prior Orders to specifically permit the Funds to

operate the Distribution Reinvestment Program. The only difference between the terms and

conditions in the Prior Orders and the Amended Order relates to a Fund issuing Shares in less

than Creation Unit size under the Distribution Reinvestment Program. Applicants represent that

the relief granted in the Prior Orders under section 6(c) remains appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act.

3.   Applicants state that the Distribution Reinvestment Program is reasonable and fair

because it is voluntary and each Beneficial Owner will have in advance accurate and explicit

information that makes clear the terms of the Distribution Reinvestment Program and the

consequences of participation. The Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each

Beneficial Owner who elects to participate, and is structured in the public interest because it is

designed to give those Beneficial Owners who elect to participate a convenient and efficient

method to reinvest distributions without paying a brokerage commission. In addition, although

brokers providing the Distribution Reinvestment Program could charge a fee, applicants

represent that typically brokers do not charge for this service.

4.   Applicants do not believe that the issuance of Shares under the Distribution

Reinvestment Program will have a material effect on the overall operation of the Funds,

including on the efficiency of the arbitrage mechanism inherent in ETFs. In addition, applicants

do not believe that providing Beneficial Owners with an added optional benefit (the ability to

reinvest in Shares at NAV) will change the Beneficial Owners' expectations about the Funds or

the fact that individual Shares trade at secondary market prices. Applicants believe that

Beneficial Owners (other than Authorized Participants) generally expect to buy and sell

individual Shares only through secondary market transactions at market prices and that such

owners will not be confused by the Distribution Reinvestment Program. Therefore, applicants

believe that the Distribution Reinvestment Program meets the standards for relief under section

6(c) of the Act.

<u>Applicants' Conditions</u>

Applicants agree that the Amended Order will be subject to the same conditions as those

imposed by the Prior Orders, except that condition A.2 is revised in its entirety as follows:

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund (other than pursuant to the Distribution Reinvestment Program) and tender those Shares for redemption to a Fund in Creation Units only.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary